UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
____________________________________________

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

August 8, 2025

___________________________

Commission File Number: 001-41676
____________________________________________

Himalaya Shipping Ltd.

(Translation of Registrant’s name into English)
____________________________________________

S.E. Pearman Building
2nd Floor 9 Par-la-Ville Road
Hamilton HM11
Bermuda
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F
Yes ☒ No ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Included in this Report on Form 6-K is our Unaudited Consolidated Financial Statements for the three and six months ended June 30, 2025.

Exhibits.

Exhibit	Description
99.1	Unaudited Interim Financial Report for the three and six months ended June 30, 2025

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Himalaya Shipping Ltd.
(Registrant)

	By:	/s/ Lars-Christian Svensen
	Name:	Lars-Christian Svensen
Date: August 8, 2025	Title:	Chief Executive Officer

UNAUDITED INTERIM FINANCIAL REPORT

Forward-Looking Statements

This document and any other written or oral statements made by us in connection with this document may include forward-looking statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. All statements other than statements of historical facts are forward-looking statements. These forward-looking statements involve risks and uncertainties.

You can identify these forward-looking statements by words or phrases such as “aim,” “believe,” “assuming,” “anticipate,” “could,” “expect,” “intend,” “estimate,” “forecast,” “project,” “likely to,” “plan,” “potential,” “will,” “may,” “should,” or other similar expressions. These forward-looking statements include statements about plans, objectives, goals, strategies, future events or performance, including outlook, prospects, statements about the benefits of our vessels, including statements about the benefits of our ability to bunker with LNG, the terms of our charters and chartering activity, dry bulk industry trends and market outlook, including activity levels in the industry, expected trends, trends in the global fleet, expected demand for vessels and utilization of the global fleet and our fleet, fleet growth, and statements about our dividend objectives and plans.

These forward-looking statements are not statements of historical facts and are based upon current estimates, expectations, beliefs, and various assumptions, many of which are based, in turn, upon further assumptions, and a number of such assumptions are beyond our control. These statements involve significant risks, uncertainties, contingencies and factors that are difficult or impossible to predict and are beyond our control, and that may cause our actual results, performance or achievements to be materially different from those expressed or implied by the forward-looking statements, including:

•general economic, political and business conditions;
•general dry bulk market conditions, including fluctuations in charter hire rates and vessel values;
•charter rates, operating days for our fleet and our ability to achieve charter rates above our break-even rate;
•changes in demand in the dry bulk shipping industry, including the market for our vessels;
•demand for the products our vessels carry and the status of projects, and timing and number of production of projects that produce iron ore and other products we ship;
•changes in the supply of dry bulk vessels;
•our ability to successfully re-employ our dry bulk vessels at the end of their current charters and the terms of future charters;
•changes in our operating expenses, including fuel or bunker prices, dry docking and insurance costs;
•compliance with, and our liabilities under, governmental, tax, environmental and safety laws and regulations;
•changes in governmental regulation, tax and trade matters and actions taken by regulatory authorities;
•potential disruption of shipping routes due to accidents, hostilities or political events;
•our ability to refinance our debt as it falls due;
•fluctuations in foreign currency exchange rates;
•potential conflicts of interest involving members of our board and management and our significant shareholder;
•the risk of a continued economic slowdown in China and continued weakness in the Chinese property sector and risks relating to Chinese steel demand;
•global economic and trade conditions, the impact of tariffs and trade wars, wars and geopolitical events and the risk of heightened geopolitical tensions;
•the progress and outcome of projects in Guinea and Brazil, including timing of completion of such projects and impact on the Capesize market;
•our ability to pay dividends and the amount of dividends we ultimately pay;
•risks related to climate change, including climate-change or greenhouse gas related legislation or regulations and the impact on our business from climate-change related physical changes or changes in weather patterns, and the potential impact of new regulations relating to climate change, as well as the impact of the foregoing on the performance of our vessels;
•other factors that may affect our financial condition, liquidity and results of operations; and

•other risks described under “Item 3. Key Information - D. Risk Factors” in our Annual Report on Form 20-F for the year ended December 31, 2024 filed with the U.S. Securities and Exchange Commission on March 26, 2025.

The foregoing factors that could cause our actual results to differ materially from those contemplated in any forward-looking statement included in this report should not be construed as exhaustive. Any forward-looking statements that we make in this report speak only as of the date of such statements and we caution readers of this report not to place undue reliance on these forward-looking statements. Except as required by law, we undertake no and expressly disclaim any obligation to update or revise any forward-looking statement or statements to reflect events or circumstances after the date on which such statement is made.

Management Discussion and Analysis of Financial Condition and Results of Operation

The following is a discussion of our financial condition and results of operations for the six months ended June 30, 2025 and 2024. Unless the context indicates otherwise, the term “Himalaya Shipping” refers to Himalaya Shipping Ltd. and the terms “Company”, “we”, “Group”, “our” and words of similar import refer to Himalaya Shipping and its consolidated companies. Unless otherwise indicated, all references to “$” in this report are to U.S. dollars. You should read the following discussion and analysis together with the financial statements and related notes included elsewhere in this report. For additional information relating to our operating and financial review and prospects, including definitions of certain terms used herein, please see our annual report on Form 20-F for the year ended December 31, 2024.

Overview

We are a bulk carrier company with a fleet of 12 Newcastlemax dry bulk vessels in operation each with capacity in the range of 210,000 dwt. Our vessels are equipped with the latest generation dual fuel LNG technology, with fuel-saving devices and exhaust gas cleaning systems or “scrubbers”, which we believe make our vessels more fuel efficient, more cost effective, and environmentally friendly, as compared to older dry bulk vessels without similar features.

We expect the dual fuel capability to be a benefit when LNG is economical to use.

Six months ended June 30, 2025 and Recent Developments

See below a description of certain developments that have occurred in the six months ended June 30, 2025 and since June 30, 2025:

Equity issuance

In March 2025, we issued 2,650,000 common shares of par value $1.00 each in a private placement at a price of $5.73 per share, raising net proceeds of $14.8 million to be used for general corporate purposes.

Corporate matters

On April 1, 2025, Lars-Christian Svensen commenced his role as contracted Chief Executive Officer and Vidar Hasund was appointed contracted Chief Financial Officer.

In April 2025, the Board approved a grant of 200,000 share options to key human resources. The share options granted have a five-year term and cliff vest three years from the grant date. The exercise price is $7.50 per share and will be reduced by any dividends and cash distributions paid.

Our shares started trading on Euronext Oslo Bors on June 3, 2025 following the transfer of our listing from Euronext Expand. Our shares are also listed on the NYSE.

Cash distributions

In the six months ended June 30, 2025, we paid total cash distributions of $0.09 per common share for a total of $4.1 million.

In June 2025, the Company declared a cash distribution of $0.03 per common share for a total of $1.4 million, which was paid in July 2025.

In July 2025, we declared a cash distribution of $0.05 per common share for a total of $2.3 million, which was paid in August 2025. In August 2025, we declared a cash distribution of $0.04 per common share for a total of $1.9 million.

Operating and Financial Review

Set forth below is selected financial information for the six months ended June 30, 2025 and 2024.

	Six months ended June 30,
(in $ millions)	2025	2024	Change	% Change
Total operating revenues	51.9	54.8	(2.9)	(5)%

Vessel operating expenses	(14.0)	(10.5)	(3.5)	33%
Voyage expenses and commission	(0.5)	(0.7)	0.2	(29)%
General and administrative expenses	(2.6)	(2.7)	0.1	(4)%
Depreciation	(14.6)	(11.9)	(2.7)	23%
Total operating expenses	(31.7)	(25.8)	(5.9)	23%
Operating income	20.2	29.0	(8.8)	(30)%
Income from equity method investment	—	—	—	—%
Total financial expenses, net	(25.5)	(19.6)	(5.9)	30%
Net (loss)/income before income taxes	(5.3)	9.4	(14.7)	(156)%
Income tax expense	—	—	—	—%
Net (loss)/income	(5.3)	9.4	(14.7)	(156)%

Six months ended June 30, 2025 compared with the six months ended June 30, 2024

Net loss was $5.3 million for the six months ended June 30, 2025 compared to a net income of $9.4 million in the same period in 2024. This is primarily a result of the following:

Total operating revenues:

Time charter revenues decreased by $2.9 million. The decrease is mainly a result of the decrease in the Average Baltic 5TC Capesize Index, which was $15,794/day in the six months ended June 30, 2025 compared to $23,482/day in the same period in 2024. Average TCE earnings, gross decreased from $32,800/day in the six months ended June 30, 2024 to $24,800/day in the six months ended June 30, 2025. This decrease was partially offset by the increase in the number of operating days in the six months ended June 30, 2025 to 2,172 days from 1,733 days in 2024.

Set forth below is a reconciliation of average TCE earnings, gross (unaudited) to total operating revenues for the periods presented. See "Non-GAAP Financial Measures".

In $ millions, except average daily TCE earnings and number of days	Six months ended June 30,
	2025	2024	Change	% Change
Total operating revenues	51.9	54.8	(2.9)	(5)%
Add: Address commissions	1.9	2.0	(0.1)	(5)%
Total operating revenues, gross	53.8	56.8	(3.0)	(5)%
Fleet operational days	2,172	1,733	439	25%
Average Daily TCE earnings Gross	24,800	32,800	(8,000)	(24)%

Vessel operating expenses:

Vessel operating expenses increased by $3.5 million. The increase is mainly a result of the delivery and commencement of operations of the final six of the twelve vessels in our fleet (which we refer to as the “remaining six vessels”) partway through the six months ended June 30, 2024. The Company achieved an average vessel operating cost per day rate of $6,400 for the six months ended June 30, 2025 compared to $6,100 in the six months ended June 30, 2024.

Voyage expenses and commission:

Voyage expenses and commission decreased by $0.2 million. The decrease is mainly due to the decrease in time charter revenues. Voyage expenses and commission are mainly comprised of brokers’ commissions.

General and administrative expenses:

General and administrative expenses decreased by $0.1 million. The decrease is primarily a result of the reduction in share based compensation costs.

Depreciation:

Depreciation increased by $2.7 million. The increase is mainly a result of the delivery and commencement of operations of the remaining six vessels partway through the six months ended June 30, 2024.

Total financial expenses, net:

Set forth below is a breakdown of our total financial expenses, net for the periods presented.

	Six months ended June 30,
In $ millions:	2025	2024	Change	% Change
Interest income	0.4	0.6	(0.2)	(33)%
Interest expense, net of amounts capitalized	(25.9)	(20.2)	(5.7)	28%
Total financial expenses, net	(25.5)	(19.6)	(5.9)	30%

Interest income decreased by $0.2 million. The overall decrease is a result of a decrease in the average cash balance during the six months ended June 30, 2025 compared to the same period in 2024.

Interest expense, net of amounts capitalized, increased by $5.7 million. The increase is mainly due to the increase in the average balance of outstanding debt following the delivery of the remaining six vessels partway through the six months ended June 30, 2024.

EBITDA: EBITDA decreased by $6.1 million to $34.8 million for the six months ended June 30, 2025 compared to the same period in 2024. EBITDA is a non-GAAP measure. We present EBITDA because we believe this measure increases comparability of total business performance from period to period and against the performance of other companies. Set forth below is a reconciliation of EBITDA to net (loss)/income for the periods presented. See “Non-GAAP Financial Measures.”

	Six months ended June 30,
In $ millions:	2025	2024	Change	% Change
Net income (loss)	(5.3)	9.4	(14.7)	(156)%
Depreciation	14.6	11.9	2.7	23%
Total financial expenses, net	25.5	19.6	5.9	30%
Income tax	—	—	—	—%
EBITDA	34.8	40.9	(6.1)	(15)%

Liquidity and Capital Resources

Our ability to generate adequate cash flows on a short and medium-term basis depends substantially on the trading performance of our vessels. Periodic adjustments to the supply of and demand for dry bulk vessels cause the industry to be cyclical in nature.

We expect continued volatility in dry bulk market rates for our vessels in the foreseeable future with corresponding effects on our short and medium-term liquidity.

Our short-term, medium-term and long-term liquidity requirements relate to funding working capital requirements and lease payments under our sale and leaseback agreements. In addition, our sale and leaseback agreements contain debt incurrence covenants which could limit our ability to raise debt financing to meet liquidity or other capital requirements.

Sources of short-term liquidity include cash, payments from customers under charters, and amounts available under our $10 million Revolving Credit Facility with Drew Holdings Limited, under which drawings are permitted until December 31, 2025.

As of June 30, 2025, we had cash and cash equivalents of $24.7 million. Our cash and cash equivalents are held primarily in U.S. dollars.

Borrowing Activities

As of June 30, 2025, we had principal debt outstanding of $714.0 million, of which $13.3 million and $12.9 million are payable in the remaining six months of 2025 and the first half of 2026, respectively.

As of June 30, 2025, we were in compliance with all our covenants under our financing arrangements. See Note 13 - Debt in our unaudited consolidated financial statements included herein for additional information.

Each of our eight subsidiaries under our sale and leaseback arrangements with CCB Financial Leasing Co., Ltd. (“CCBFL”) and Jiangsu Financial Leasing Co. Ltd. (“Jiangsu”) has been required to maintain a minimum cash balance equivalent to the bareboat hire payable within the next three months which amounts to approximately $1.5 million per vessel.

As of June 30, 2025, the Company is required to maintain a total minimum cash balance of $12.3 million, which are included in cash and cash equivalents as there are no legal restrictions on the bank account.

Cash Flows

The table below sets forth cash flow information for the periods presented.

	Six months ended June 30
In $ millions	2025	2024	Change	% Change
Net cash provided by operating activities	8.6	28.8	(20.2)	(70)%
Net cash used in investing activities	—	(313.2)	313.2	(100)%
Net cash (used in) provided by financing activities	(3.3)	280.8	(284.1)	(101)%
Net (decrease) increase in cash and cash equivalents	5.3	(3.6)	8.9	(247)%
Cash and cash equivalents at beginning of period	19.4	25.5	(6.1)	(24)%
Cash and cash equivalents at end of period	24.7	21.9	2.8	13%

Operating Activities

Net cash provided by operating activities decreased by $20.2 million to $8.6 million for the six months ended June 30, 2025 compared to $28.8 million for the same period in 2024. The decrease is primarily due to the decline in time charter revenues and associated cash receipts, an increase in vessel operating expenses and the timing of working capital movements. Included within net cash provided by operating activities in the six months ended June 30, 2025 are interest payments (net of capitalized interest) of $26.2 million, compared to $15.2 million in the six months ended June 30, 2024.

Investing Activities

Net cash used in investing activities was nil for the six months ended June 30, 2025.

Net cash used in investing activities of $313.2 million for the six months ended June 30, 2024 was comprised of:

•$305.6 million for the final installment payments on the delivery of “Mount Bandeira,” “Mount Hua”, “Mount Elbrus”, “Mount Denali”, “Mount Aconcagua” and “Mount Emai” of which $98.6 million and $196.9 million were financed by the sale and leaseback arrangements with Jiangsu and CCBFL, respectively; and
•$7.6 million in newbuilding supervision fees and capitalized interest.

Financing Activities

Net cash used in financing activities of $3.3 million for the six months ended June 30, 2025 is comprised of:

•repayment of sale and leaseback financing of $14.0 million;
•repayment of the revolving credit facility with Drew Holdings Ltd. (the “Drew facility”) of $6 million; and
•payment of cash distributions of $4.1 million.

Partially offset by:

•net proceeds of $14.8 million from the issuance of 2,650,000 common shares in the private equity offering in March 2025, and
•draw down from the Drew facility of $6.0 million.

Net cash provided by financing activities of $280.8 million for the six months ended June 30, 2024, is comprised of:

•proceeds from issuance of long-term debt of $295.5 million, comprised of (i) $98.6 million drawn down under the sale and leaseback financing with Jiangsu, and (ii) $196.9 million drawn down under the sale and leaseback financing with CCBFL.

Partially offset by:

•repayments of long-term debt of $8.3 million;
•payment of deferred financing charges to other third parties such as lawyers and brokers of $1.6 million; and
•payment of cash distributions of $4.8 million.

Going Concern Assumption

Refer to Note 1 of our Unaudited Consolidated Financial Statements included herein for our going concern assessment.

Non-GAAP Financial Measures

In addition to disclosing financial results in accordance with U.S. GAAP, this report contains references to the non-GAAP financial measures, Average TCE Earnings, Gross and EBITDA. We believe that these non-GAAP financial measures provide useful supplemental information about the financial performance of our business, enables comparison of financial results between periods where certain items may vary independent of business performance, and allows for greater transparency with respect to key metrics used by management in operating our business and measuring our performance.

The non-GAAP financial measure should not be considered a substitute for, or superior to, financial measures calculated in accordance with GAAP, and the financial results calculated in accordance with GAAP. Non-GAAP measures are not uniformly defined by all companies and may not be comparable with similarly titled measures and disclosures used by other companies.

Non-GAAP Measure	Closest Equivalent to GAAP Measure	Definition	Rationale for Presentation of this non-GAAP Measure
Average TCE Earnings, Gross	Total operating revenues	Time charter revenues and voyage charter revenues, add back address commission, and divided by operational days.	Provides additional meaningful information for investors to analyze our fleets’ daily income performance.
EBITDA	Net income (loss)	Net income (loss) adjusted for: depreciation of vessels and equipment; total financial expenses, net; and income tax expense.	Increases the comparability of total business performance from period to period and against the performance of other companies by removing the impact of depreciation, financing and tax items.

We believe average TCE revenues provide additional meaningful information for investors to analyze our fleets’ daily income performance.

We believe that EBITDA improves the comparability of period-to-period results and is representative of our underlying performance, although EBITDA has significant limitations, including not reflecting our cash requirements for taxes, working capital or debt service.

Non-GAAP financial measures may not be comparable to similarly titled measures of other companies and have limitations as analytical tools and should not be considered in isolation or as a substitute for analysis of our operating results as reported under U.S. GAAP.

Himalaya Shipping Ltd.

Himalaya Shipping Ltd.
Unaudited Consolidated Statements of Operations
(In $ millions except share and per share data)

	Notes	Three months ended June 30, 2025	Three months ended June 30, 2024	Six months ended June 30, 2025	Six months ended June 30, 2024
Operating revenues
Time charter revenues	8	29.9	31.2	51.9	54.8
Total operating revenues		29.9	31.2	51.9	54.8

Operating expenses
Vessel operating expenses		(7.1)	(5.6)	(14.0)	(10.5)
Voyage expenses and commissions		(0.4)	(0.3)	(0.5)	(0.7)
General and administrative expenses		(1.5)	(1.3)	(2.6)	(2.7)
Depreciation	11	(7.3)	(6.5)	(14.6)	(11.9)
Total operating expenses		(16.3)	(13.7)	(31.7)	(25.8)

Operating income		13.6	17.5	20.2	29.0

Income (loss) from equity method investments	10	—	—	—	—

Financial income (expenses), net
Interest income		0.3	0.4	0.4	0.6
Interest expense, net of amounts capitalized	7	(12.8)	(11.0)	(25.9)	(20.2)
Total financial expenses, net		(12.5)	(10.6)	(25.5)	(19.6)

Net income (loss) before income tax		1.1	6.9	(5.3)	9.4
Income tax (expense) / credit	5	—	—	—	—
Net income (loss) attributable to shareholders of Himalaya Shipping Ltd.		1.1	6.9	(5.3)	9.4
Total comprehensive income (loss) attributable to shareholders of Himalaya Shipping Ltd.		1.1	6.9	(5.3)	9.4

Basic and diluted earnings (loss) per share	6	0.02	0.16	(0.12)	0.21

The accompanying notes are an integral part of these Unaudited Consolidated Financial Statements.

Himalaya Shipping Ltd.
Unaudited Consolidated Balance Sheets
(In $ millions except share and per share data)

	Notes	June 30, 2025	December 31, 2024
ASSETS
Current assets
Cash and cash equivalents		24.7	19.4
Trade receivables		0.4	1.2
Prepaid expenses and other current assets	9	8.0	6.2
Total current assets		33.1	26.8

Non-current assets
Equity method investments	10	0.4	0.3
Vessels and equipment, net	11	838.4	853.0
Total non-current assets		838.8	853.3
Total assets		871.9	880.1

LIABILITIES AND SHAREHOLDER’S EQUITY
Current liabilities
Current portion of long-term debt	13	23.7	24.3
Trade payables		2.0	0.8
Accrued expenses	12	6.3	7.2
Other current liabilities		3.0	3.5
Total current liabilities		35.0	35.8

Non-current liabilities
Long-term debt	13	677.6	689.6
Total non-current liabilities		677.6	689.6
Total liabilities		712.6	725.4
Commitment and contingencies	15

Shareholders’ Equity
Common shares of par value $1.00 per share: authorized 140,010,000 (2024: 140,010,000) shares, issued and outstanding 46,550,000 (2024: 43,900,000) shares	17	46.6	43.9
Additional paid-in capital	17	26.7	14.4
Contributed surplus	17	71.7	76.8
Retained earnings		14.3	19.6
Total shareholders’ equity		159.3	154.7
Total liabilities and shareholders’ equity		871.9	880.1

The accompanying notes are an integral part of these Unaudited Consolidated Financial Statements.

Himalaya Shipping Ltd.
Unaudited Consolidated Statements of Cash Flows
(In $ millions except share and per share data)

	Notes	Three months ended June 30, 2025	Three months ended June 30, 2024	Six months ended June 30, 2025	Six months ended June 30, 2024
Cash Flows from Operating Activities
Net income (loss)		1.1	6.9	(5.3)	9.4
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Non-cash compensation expense related to stock options		0.1	0.1	0.1	0.2
Depreciation of vessels	11	7.3	6.5	14.6	11.9
Amortization of deferred finance charges		0.6	0.6	1.3	1.1
Equity in net income on equity method investment	10	—	—	—	—
Change in assets and liabilities:
Accounts receivable		0.3	0.3	0.8	(0.2)
Accounts payable		—	(0.1)	1.2	(0.5)
Accrued expenses		(1.5)	1.3	(1.8)	4.9
Prepaid expenses and other current assets		(0.6)	0.2	(1.8)	(0.1)
Other current liabilities		1.0	1.8	(0.5)	2.1
Net cash provided by operating activities		8.3	17.6	8.6	28.8

Cash Flows from Investing Activities
Additions to newbuildings		—	(159.4)	—	(313.2)
Net cash used in investing activities		—	(159.4)	—	(313.2)

Cash Flows from Financing Activities
Proceeds from issuance of common shares, net of paid issuance costs	17	—	—	14.8	—
Proceeds from issuance of long-term and short-term debt (net of deferred finance charges paid to lender)	13	—	147.7	—	295.5
Other deferred finance charges paid	13	—	(0.4)	—	(1.6)
Repayment of long-term and short-term debt	13, 16	(7.4)	(4.9)	(20.0)	(8.3)
Drawdown of short term debt	16	—	—	6.0	—
Payment of cash distributions		(3.2)	(4.4)	(4.1)	(4.8)
Net cash (used in) provided by financing activities		(10.6)	138.0	(3.3)	280.8

Net (decrease) increase in cash and cash equivalents		(2.3)	(3.8)	5.3	(3.6)
Cash and cash equivalents at the beginning of the period		27.0	25.7	19.4	25.5
Cash and cash equivalents at the end of the period	13	24.7	21.9	24.7	21.9

Himalaya Shipping Ltd.
Unaudited Consolidated Statements of Cash Flows
(In $ millions except share and per share data)

Supplementary disclosure of cash flow information	Three months ended June 30, 2025	Three months ended June 30, 2024	Six months ended June 30, 2025	Six months ended June 30, 2024
Interest paid, net of capitalized interest	(13.7)	(9.6)	(26.2)	(15.2)

The accompanying notes are an integral part of these Unaudited Consolidated Financial Statements.

Himalaya Shipping Ltd.
Unaudited Consolidated Statements of Changes in Equity
(In $ millions except share data)

	Number of outstanding shares	Common shares	Additional paid in capital	Contributed surplus	Retained earnings/(Accumulated deficit)	Total equity
Balance as of December 31, 2023	43,900,000	43.9	111.8	—	(1.5)	154.2
Transfer to contributed surplus	—	—	(97.9)	97.9	—	—
Share based compensation	—	—	0.1	—	—	0.1
Cash distributions to shareholders	—	—	—	(1.8)	—	(1.8)
Total comprehensive income	—	—	—	—	2.5	2.5
Balance as of March 31, 2024	43,900,000	43.9	14.0	96.1	1.0	155.0
Share based compensation	—	—	0.1	—	—	0.1
Cash distributions to shareholders	—	—	—	(4.8)	—	(4.8)
Total comprehensive income	—	—	—	—	6.9	6.9
Balance as of June 30, 2024	43,900,000	43.9	14.1	91.3	7.9	157.2

	Number of outstanding shares	Common shares	Additional paid in capital	Contributed surplus	Retained earnings	Total equity
Balance as of December 31, 2024	43,900,000	43.9	14.4	76.8	19.6	154.7
Issue of shares	2,650,000	2.7	12.4	—	—	15.1
Equity issuance costs	—	—	(0.3)	—	—	(0.3)
Share based compensation	—	—	0.1	—	—	0.1
Cash distributions to shareholders	—	—	—	(0.7)	—	(0.7)
Total comprehensive income	—	—	—	—	(6.4)	(6.4)
Balance as of March 31, 2025	46,550,000	46.6	26.6	76.1	13.2	162.5
Share based compensation	—	—	0.1	—	—	0.1
Cash distributions to shareholders	—	—	—	(4.4)	—	(4.4)
Total comprehensive income	—	—	—	—	1.1	1.1
Balance as of June 30, 2025	46,550,000	46.6	26.7	71.7	14.3	159.3

See accompanying notes that are an integral part of these Unaudited Consolidated Financial Statements

Himalaya Shipping Ltd.
Condensed Notes to the Unaudited Consolidated Financial Statements

Note 1 - General Information

Himalaya Shipping Ltd. was incorporated in Bermuda on March 17, 2021. We are listed on the New York Stock Exchange under the ticker HSHP. Our shares started trading on Euronext Oslo Bors on June 3, 2025 under the ticker HSHP following the transfer of our listing from Euronext Expand. Himalaya Shipping Ltd. was founded for the purpose of owning high-quality Newcastlemax dry bulk vessels, each with capacity in the range of 210,000 dead weight tonnes (“dwt”) which are equipped with the latest generation dual fuel LNG technology. As of June 30, 2025, we have a total of twelve vessels in operation. The Company has entered into sale and leaseback financing arrangements for its vessels which are described in Note 13.

As used herein, and unless otherwise required by the context, the term “Himalaya Shipping” refers to Himalaya Shipping Ltd. and the terms “Company”, “we”, “Group”, “our” and words of similar import refer to Himalaya Shipping and its consolidated companies. The use herein of such terms as “group”, “organization”, “we”, “us”, “our” and “its” or references to specific entities, is not intended to be a precise description of corporate relationships.

Going Concern

The unaudited consolidated financial statements have been prepared on a going concern basis.
Note 2 - Basis of Preparation and Accounting Policies

Basis of preparation

The unaudited consolidated financial statements are stated in accordance with accounting principles generally accepted in the United States (“U.S. GAAP”). The unaudited consolidated financial statements do not include all of the disclosures required under U.S. GAAP in the annual consolidated financial statements and should be read in conjunction with our audited annual financial statements for the year ended December 31, 2024, which are included in our Annual Report on Form 20-F, filed with the U.S. Securities and Exchange Commission (“SEC”) on March 26, 2025. The Unaudited Consolidated Balance Sheet data for December 31, 2024 was derived from our audited annual financial statements. The amounts are presented in millions (with one decimal) of United States dollars ("U.S. dollar" or "$"), unless otherwise stated. The financial statements have been prepared on a going concern basis and in management's opinion, the accompanying unaudited consolidated financial statements contain all adjustments, consisting of only normal recurring adjustments, necessary for a fair statement of its financial position as of June 30, 2025, and its results of operations and cash flows for the three and six months ended June 30, 2025 and 2024.

Significant accounting policies

The accounting policies adopted in the preparation of the Unaudited Consolidated Financial Statements for the six months ended June 30, 2025 are consistent with those followed in preparation of our annual audited consolidated financial statements for the year ended December 31, 2024.

Note 3 - Recently Issued Accounting Standards

Adoption of new accounting standards

In November 2023, the FASB issued ASU 2023-07 (Topic 280 Segment Reporting): Improvements to Reportable Segment Disclosures requiring disclosure of incremental segment information for all public entities, including but not limited to: significant segment expenses that are regularly provided to the chief operating decision maker (CODM), the title and position of the CODM and how the CODM uses the reported measure(s) of segment profit or loss in assessing segment performance and making decisions about how to allocate resources. ASU 2023-07 became effective for the interim period ended June 30, 2025. We have applied the amendments required to the interim period ended June 30, 2025 and retrospectively to all previous periods presented in the financial statements. Adoption of ASU 2023-07 resulted in additional segment disclosures as shown in note 4 - Segment.

Himalaya Shipping Ltd.
Condensed Notes to the Unaudited Consolidated Financial Statements

In December 2023, the FASB issued ASU 2023-09 (Topic 740 Income Taxes): Improvements to Income Tax Disclosures requiring annual disclosure of (1) specific categories in the rate reconciliation; and (2) additional information for reconciling items if the effect of those reconciling items is equal to or greater than 5% of the resulting amount by multiplying pretax income (or loss) by the applicable statutory income tax rate. An entity is also required to provide the nature, effect and underlying causes of the reconciling items, and the judgment used in categorizing them, if not otherwise evident. The amendments have no impact on our unaudited consolidated financial statements for the six months ended June 30, 2025 as the disclosures are required for annual periods beginning after December 15, 2024. Effect of the adoption on our annual consolidated financial statements are currently under evaluation.

Accounting pronouncements that have been issued but not yet adopted

The following table provides a brief description of other recent accounting standards that have been issued but not yet adopted as of June 30, 2025:

Himalaya Shipping Ltd.
Condensed Notes to the Unaudited Consolidated Financial Statements

Standard	Description	Date of adoption	Expected Effect on our Consolidated Financial Statements or Other Significant Matters
ASU 2024-03 Income Statement - Reporting comprehensive Income - Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses	The amendments require disclosure of the amounts of below 5 categories included in each relevant expense caption:

(a) purchase of inventory;
(b) employee compensation;
(c) depreciation;
(d) intangible asset amortization; and
(e) depreciation, depletion, and amortization recognized as part of oil and gas producing activities.

A relevant expense caption is an expense caption presented on the face of the income statement within continuing operations.

	The amendment also requires disclosure of the qualitative description of the amounts remaining in the relevant expense captions that are not separately disaggregated quantitatively. In addition, disclosure of the entity’s definition of selling expenses and its total amount are required.	January 1, 2027	Under evaluation
ASU 2025-01 Income Statement - Reporting comprehensive Income - Expense Disaggregation Disclosures (Subtopic 220-40): Clarifying the Effective Date	The amendment in this Update amends the effective date of Update 2024-03 to clarify that all public business entities are required to adopt the guidance in annual reporting periods beginning after December 15, 2026, and interim periods within annual reporting periods beginning after December 15, 2027.	January 1, 2027	Under evaluation
ASU 2025-03 Business Combinations (Topic 805) and Consolidation (Topic 810): Determining the Accounting Acquirer in the Acquisition of a Variable Interest Entity
The amendments in this Update require an entity involved in an acquisition transaction effected primarily by exchanging equity interests when the legal acquiree is a variable interest entity that meets the definition of a business to consider the factors in paragraphs 805-10-55-12 through 55-15 to determine which entity is the accounting acquirer. Entities are required to adopt the Update in annual reporting periods beginning after December 15, 2026 and interim reporting periods within those annual reporting periods.
		January 1, 2027	Under evaluation

The FASB have issued further updates not included above as we do not believe that these are applicable to the Company.

Himalaya Shipping Ltd.
Condensed Notes to the Unaudited Consolidated Financial Statements
Note 4 - Segment

We have one reportable segment as our chief operating decision maker (“CODM”), being our Board of Directors, measures performance based on our overall return to shareholders based on consolidated net income as reported in our Unaudited Consolidated Statements of Operations. The CODM does not review a measure of operating result at a lower level than the consolidated group. The measure of segment assets is reported on the Unaudited Consolidated Balance Sheets as total consolidated assets. The CODM reviews quarterly variances of consolidated net income and total consolidated assets, short-term and long-term market trends and cash flow forecasts in making resource allocation decisions.

Segment revenue, profit and significant segment expenses are as follows:

(in millions of $)	Three months ended June 30, 2025	Three months ended June 30, 2024	Six months ended June 30, 2025	Six months ended June 30, 2024
Total operating revenues	29.9	31.2	51.9	54.8
Less:
Crew costs	(4.0)	(3.3)	(7.9)	(6.1)
Other vessel operating expenses(1)	(3.1)	(2.3)	(6.1)	(4.4)
Voyage expenses and commissions	(0.4)	(0.3)	(0.5)	(0.7)
General and administrative expenses(2)	(1.5)	(1.3)	(2.6)	(2.7)
Depreciation	(7.3)	(6.5)	(14.6)	(11.9)
Income (loss) from equity method investment	—	—	—	—
Interest income	0.3	0.4	0.4	0.6
Interest expense, net of amounts capitalized	(12.8)	(11.0)	(25.9)	(20.2)
Income tax (expenses)	—	—	—	—
Segment and consolidated net income (loss)	1.1	6.9	(5.3)	9.4

(1) Other vessel operating expenses include repairs and maintenance, spares, stores and consumables, lubricating oil, vessel insurance, services and subscriptions, and vessel management fees.

(2) General and administrative expenses include directors and officers’ insurance, management fees, audit and accounting fees, administrative salaries, directors’ fees, legal fees, listing fees, share based compensation costs, and other administrative expenses.

Note 5 - Income Taxes

Bermuda
Himalaya Shipping Ltd. is incorporated in Bermuda. Himalaya Shipping Ltd. has received written assurance from the Minister of Finance in Bermuda that the Company will be exempted from taxation until March 31, 2035.

On December 27, 2023, Bermuda enacted the Corporate Income Tax Act (the “CIT Act”). Entities subject to tax under the CIT Act are the Bermuda constituent entities of multi-national groups. A multi-national group is defined under the CIT Act as a group with entities in more than one jurisdiction with consolidated revenues of at least €750 million for two out of the last four fiscal years. If Bermuda constituent entities of a multi-national group are subject to tax under the CIT Act, for taxable years beginning on or after January 1, 2025, Bermuda will impose a 15% corporate income tax, as determined in accordance with and subject to the adjustments set out in the CIT Act (including in respect of foreign tax credits applicable to the Bermuda constituent entities).

Himalaya Shipping Ltd.
Condensed Notes to the Unaudited Consolidated Financial Statements
While we have a tax-exempt status in Bermuda until March 31, 2035, Bermuda specifically provided that the CIT Act applies notwithstanding any assurance given pursuant to the Exempted Undertakings Tax Protection Act 1966 (the “EUTP Act”). Based on a number of operational, economic and regulatory assumptions, we do not expect to have consolidated revenue sufficient for us to fall within scope of the CIT Act in the near future. We will monitor the developments on the Bermuda internal regulations with regards to the CIT Act implementation. To the extent our consolidated revenue is sufficient for us to be within the CIT Act thresholds, we may be subject to taxation in Bermuda. If we are subject to taxation in Bermuda under the CIT act, our international shipping income may be excluded from taxation if we can demonstrate either strategic or commercial management in Bermuda.

Liberia
The vessel owning companies are not subject to tax on international shipping income.

United Kingdom
Taxable income in the United Kingdom is generated by our UK subsidiary. The statutory tax rate in the United Kingdom as of June 30, 2025 was 25%.

Note 6 - Earnings Per Share

The computation of basic earnings (loss) per share (“EPS”) is based on the weighted average number of shares outstanding during the period. Diluted earnings per share in the three months ended June 30, 2025 excludes the potential effect of conversion of 1,000,000 share options outstanding as the average share price for the three months ended June 30, 2025 was below the exercise price. Diluted loss per share in the six months ended June 30, 2025 excludes the potential effect of conversion of the 1,000,000 share options outstanding as of June 30, 2025 as the share options were anti-dilutive. Dilutive impact of the assumed conversion of potentially dilutive instruments which are 735,000 share options outstanding as at June 30, 2024 is shown in the table below:

(in $ millions except share and per share data)	Three months ended June 30, 2025	Three months ended June 30, 2024	Six months ended June 30, 2025	Six months ended June 30, 2024
Basic earnings (loss) per share	0.02	0.16	(0.12)	0.21
Diluted earnings (loss) per share	0.02	0.16	(0.12)	0.21

Net income (loss)	1.1	6.9	(5.3)	9.4

Issued common shares at the end of the period	46,550,000	43,900,000	46,550,000	43,900,000
Weighted average number of shares outstanding for the period, basic	46,550,000	43,900,000	45,393,370	43,900,000
Dilutive impact of share options	—	17,309	—	8,654
Weighted average number of shares outstanding for the period, diluted	46,550,000	43,917,309	45,393,370	43,908,654

Himalaya Shipping Ltd.
Condensed Notes to the Unaudited Consolidated Financial Statements
Note 7 - Interest Expense

(in $ millions)	Three months ended June 30, 2025	Three months ended June 30, 2024	Six months ended June 30, 2025	Six months ended June 30, 2024

Interest expense, gross	12.8	11.7	25.9	22.1
Capitalized interest on newbuildings	—	(0.7)	—	(1.9)
Interest expense, net	12.8	11.0	25.9	20.2

Note 8 - Operating Leases

Rental income

The components of operating lease income are as follows:

(in $ millions)	Three months ended June 30, 2025	Three months ended June 30, 2024	Six months ended June 30, 2025	Six months ended June 30, 2024

Time charter revenues	29.9	31.2	51.9	54.8

Time charter revenues on our index-linked charters were $24.3 million and $44.5 million in the three and six months ended June 30, 2025, respectively, and $14.8 million and $23.4 million in the three and six months ended June 30, 2024, respectively.

Note 9 - Prepaid expenses and other current assets

	June 30, 2025	December 31, 2024
(in $ millions)
Prepaid interest(1)	2.3	2.3
Other prepaid expenses(2)	2.2	1.3
Inventory	1.6	1.5
Other current assets(3)	1.9	1.1
Total	8.0	6.2

(1) Prepaid interest pertains to interest paid in advance for “Mount Norefjell”, “Mount Ita”, “Mount Etna” and “Mount Blanc”. Bareboat payments on the lease for these vessels were paid in advance.

(2) Other prepaid expenses are comprised primarily of prepaid operating expenses and cash advance to crew for delivered vessels.

(3) Other current assets mainly relate to funding advanced to vessel managers.

Himalaya Shipping Ltd.
Condensed Notes to the Unaudited Consolidated Financial Statements
Note 10 - Equity method investment

In August 2024, we acquired 12,000 shares in 2020 Bulkers Management AS (“2020 Bulkers Management”) for a total consideration of $0.3 million (NOK 3.2 million). The acquisition amount represents 40% of the issued shares of 2020 Bulkers Management. As the Company has the ability to exercise significant influence, we have accounted for our investment in 2020 Bulkers Management as an equity method investment.

The table below sets forth the carrying value of our equity method investment:

June 30, 2025
(in $ millions)
Opening balance	0.3
Share options expense to employees of acquiree (1)	0.1
Equity in net income (loss) (2)	—
Closing balance	0.4

(1) This pertains to 40% of the share options granted by the Company to employees of 2020 Bulkers Management AS (“2020 Bulkers Management”).

(2) Equity in net income (loss) from equity method investment for the three and six months ended June 30, 2025 amounted to $1,000 (loss) and $4,000 (income), respectively

Note 11 - Vessels and Equipment, net

	June 30, 2025	December 31, 2024
(in $ millions)
Cost
At beginning of the period	888.6	437.8
Additions	—	450.8
At end of the period	888.6	888.6

Depreciation and Amortization
At beginning of the period	(35.6)	(9.1)
Charge for the period	(14.6)	(26.5)
At end of the period	(50.2)	(35.6)

Net book value	838.4	853.0

During the six months ended June 30, 2025, we considered whether indicators of impairment existed that could indicate that the carrying amounts of our vessels may not be recoverable as of June 30, 2025 and concluded that no such events occurred. We will continue to monitor developments in the markets in which we operate for indications that the carrying values of our long-lived assets are not recoverable.

Himalaya Shipping Ltd.
Condensed Notes to the Unaudited Consolidated Financial Statements
Note 12 - Accrued expenses

Accrued expenses comprise of:

	June 30, 2025	December 31, 2024
(in $ millions)
Accrued interest(1)	3.8	5.4
Dividend payable(2)	1.4	0.4
Accrued operating expenses	0.7	0.8
Other accrued expenses(3)	0.4	0.6
Total	6.3	7.2

(1) Accrued interest pertains to unpaid interest on the sale and leaseback facilities for “Mount Bandeira”, “Mount Elbrus”, “Mount Hua”, “Mount Matterhorn”, “Mount Neblina”, “Mount Denali”, “Mount Aconcagua” and “Mount Emai”. Bareboat payments on the lease for these vessels are paid in arrears.

(2) In June 2025, the Board approved a cash distribution of $0.03 per share to shareholders of record as of June 18, 2025, which was paid in July 2025. In December 2024, the Board approved a cash distribution of $0.01 per share for November 2024, which was paid in January 2025.

(3) Other accrued expenses include accruals for commissions, audit fees, legal fees and management fees.

Note 13 - Debt

	June 30, 2025	December 31, 2024
(in $ millions)
Vessel financing (Mount Norefjell)	57.5	58.8
Vessel financing (Mount Ita)	57.5	58.8
Vessel financing (Mount Etna)	58.1	59.3
Vessel financing (Mount Blanc)	58.0	59.3
Vessel financing (Mount Matterhorn)	59.5	60.5
Vessel financing (Mount Neblina)	59.5	60.5
Vessel financing (Mount Hua)	60.5	61.6
Vessel financing (Mount Bandeira)	60.5	61.6
Vessel financing (Mount Elbrus)	60.2	61.5
Vessel financing (Mount Denali)	60.7	62.0
Vessel financing (Mount Aconcagua)	61.0	62.0
Vessel financing (Mount Emai)	61.0	62.0
Total debt, gross	714.0	727.9
Less: Deferred finance charges	(12.7)	(14.0)
Total debt, net of deferred finance charges	701.3	713.9
Less: Current portion of long-term debt, net of deferred finance charges	(23.7)	(24.3)
Long-term debt, net of deferred finance charges	677.6	689.6

The outstanding debt, gross of deferred finance charges, as of June 30, 2025, is repayable as follows:

Himalaya Shipping Ltd.
Condensed Notes to the Unaudited Consolidated Financial Statements

Year ending December 31
(in $ millions)
2025 (remaining six months)	13.3
2026(1)	26.1
2027	27.6
2028	29.6
2029	31.6
Thereafter	585.8
Total	714.0

(1) $12.9 million repayable in the six months ended June 30, 2026.

AVIC International Leasing Co., Ltd. (“AVIC”) – Sale and leaseback financing arrangements

The Company has sale and leaseback arrangements with AVIC for “Mount Norefjell”, “Mount Ita”, “Mount Etna”, and “Mount Blanc” accounted for as financing transactions. The vessels were sold and chartered back on seven-year bareboat charters which include purchase options each year from year 3 until the end of the bareboat period. The first purchase option in year 3 is at a price of $56.9 million and then declines to $47.2 million after year 7.

In addition, AVIC partially financed the cost of installing scrubbers on the above vessels amounting to $2.2 million for each vessel. This is repayable in advance in 12 quarterly installments of $180,000 for each vessel, together with interest calculated as Overnight SOFR plus a margin of 4.5% and credit adjustment spread of 0.26161% from July 1, 2023.

Under the relevant financing agreements, payment of dividends or making of other distributions from each relevant subsidiary to the Company will only be allowed if immediately following such payment or distribution there will be maintained in the bank account an amount no less than the higher of (a) $3.6 million and (b) the aggregate of the bareboat rate under the facility and the operating expenses for the vessel that are payable within the next six months.

The fixed price purchase options and a cash penalty of $25.0 million per vessel for not exercising any of the purchase options under the sale and leaseback transaction results in a failed sale and leaseback and the transaction is accounted for as a financing transaction.

The carrying value of Vessels and equipment financed by AVIC is $267.7 million and $272.4 million as of June 30, 2025 and December 31, 2024, respectively. The amount outstanding under the sale and leaseback financing was $231.1 million and $236.2 million as of June 30, 2025 and December 31, 2024, respectively.

CCB Financial Leasing Co., Ltd. (“CCBFL”) – Sale and leaseback financing arrangements

The Company has sale and leaseback arrangements with CCBFL for “Mount Matterhorn”, “Mount Neblina”, “Mount Elbrus”, “Mount Denali”, “Mount Aconcagua” and “Mount Emai”. The vessels were sold and chartered back on seven-year bareboat charters which include purchase options each year from year 3 until the end of the bareboat period. The first purchase option in year 3 is $56.0 million declining to $46.0 million after year 7.

The fixed price purchase options under the sale and leaseback transaction results in a failed sale and leaseback and the transaction is accounted for as a financing transaction.

The amount outstanding under the sale and leaseback financing arrangements was $361.8 million and $368.6 million as of June 30, 2025 and December 31, 2024, respectively. The carrying value of vessels and equipment financed by CCBFL was $428.6 million and $436.0 million as of June 30, 2025 and December 31, 2024, respectively.

Himalaya Shipping Ltd.
Condensed Notes to the Unaudited Consolidated Financial Statements
Since 180 days of the delivery of each newbuilding, each subsidiary under the CCBFL sale and leaseback arrangement has been required to maintain a minimum cash balance equivalent to the bareboat hire payable within the next three months which amounts to approximately $1.5 million per vessel. As of June 30, 2025, the Company is required to maintain a total minimum cash balance of $9.3 million in the subsidiaries that lease “Mount Matterhorn”, “Mount Neblina”, “Mount Elbrus”, “Mount Denali”, “Mount Aconcagua” and “Mount Emai”, which is included in cash and cash equivalents on the Unaudited Consolidated Balance Sheet as of June 30, 2025 as there are no legal restrictions on the bank account.

Jiangsu Financial Leasing Co. Ltd (“Jiangsu”) – Sale and leaseback financing arrangements

The Company has sale and leaseback arrangements with Jiangsu for “Mount Bandeira” and “Mount Hua”. The vessels were sold and chartered back on seven-year bareboat charters, which include purchase options each year from year 3 until the end of the bareboat period. The first purchase option in year 3 is $56.0 million and declines to $46.0 million after year 7.

The fixed price purchase options under the sale and leaseback transaction results in a failed sale and leaseback and the transaction is accounted for as a financing transaction.

The amount outstanding under the sale and leaseback financing arrangements was $121.1 million and $123.2 million as of June 30, 2025 and December 31, 2024, respectively. The carrying value of vessels and equipment financed by Jiangsu was $142.1 million and $144.5 million as of June 30, 2025 and December 31, 2024, respectively.

Since 180 days of the delivery of each newbuilding, each subsidiary under the Jiangsu sale and leaseback arrangement has been required to maintain a minimum cash balance equivalent to the bareboat hire payable within the following three months which amounts to approximately $1.5 million per vessel. As of June 30, 2025, the Company is required to maintain a total minimum cash balance of $3.0 million in the subsidiaries that lease “Mount Bandeira”, and “Mount Hua”, which is included in cash and cash equivalents on the Unaudited Consolidated Balance Sheet as of June 30, 2025 as there are no legal restrictions on the bank account.

The bareboat rate per day under the sale and leaseback arrangements is fixed for the bareboat period and the average bareboat rate per day for the sale and leaseback arrangements with AVIC, CCBFL and Jiangsu is $16,567. Bareboat payments are paid quarterly in advance under the arrangement with AVIC and quarterly in arrears under the arrangements with CCBFL and Jiangsu. The Company has classified the estimated amortization of the bareboat payments due within twelve months from June 30, 2025 as “Current portion of long-term debt” on the Unaudited Consolidated Balance Sheet.

Drew Holdings Limited. (“Drew”) – Revolving Credit facility

The Company has a $10.0 million Revolving Credit Facility agreement with Drew, who is a significant shareholder in the Company. Refer to Note 16 - Related Party Transactions for details on the terms of the agreement with Drew.

As of June 30, 2025 and December 31, 2024, we were in compliance with all of our covenants in each of our financing arrangements to the extent applicable.

Note 14 - Financial Instruments

We recognize our fair value estimates using a fair value hierarchy based on the inputs used to measure fair value. The fair value hierarchy has three levels based on reliability of inputs used to determine fair values as follows:

Level 1: Quoted market prices in active markets for identical assets and liabilities.
Level 2: Observable market based inputs or unobservable inputs that are corroborated by market data.
Level 3: Unobservable inputs that are not corroborated by market data.

Himalaya Shipping Ltd.
Condensed Notes to the Unaudited Consolidated Financial Statements
The carrying value and estimated fair value of our financial instruments as of June 30, 2025 and December 31, 2024 were as follows:

		June 30, 2025		December 31, 2024
(in $ millions)	Hierarchy	Fair Value	Carrying Value	Fair Value	Carrying Value
Assets
Cash and cash equivalents (1)	Level 1	24.7	24.7	19.4	19.4
Liabilities
Current portion of long-term debt (2)(3)	Level 2	26.3	26.3	26.9	26.9
Long-term debt (2)(3)	Level 2	715.4	687.7	730.7	701.0

(1) All demand and time deposits and highly liquid, low risk investments with original maturities of three months or less at the date of purchase are considered equivalent to cash. Thus, carrying value is a reasonable estimate of fair value.

(2) Fair value of current portion of long-term debt and long-term debt have been corroborated using discounted cash flow model and market interest rates as of June 30, 2025 and December 31, 2024.

(3) Our debt obligations are recorded at amortized cost in the Unaudited Consolidated Balance Sheets. The amounts presented in the table are gross of deferred finance charges amounting to $12.7 million and $14.0 million as of June 30, 2025 and December 31, 2024, respectively.

The carrying amounts of accounts receivable, funding to vessel managers, accounts payable and accrued expenses approximated their fair values as of June 30, 2025 and December 31, 2024 because of their near term maturity and are classified as Level 1 within the fair value hierarchy.

There have been no transfers between different levels in the fair value hierarchy during the periods presented.

Note 15 - Commitments and Contingencies

	June 30, 2025	December 31, 2024
(in $ millions)
Book value of vessels secured against long-term loans (1)	838.4	853.0
Total	838.4	853.0

(1) Legal owner of the vessels are the respective leasing companies, see note 13.

Contingencies

We may, from time to time, be involved in legal proceedings and claims that arise in the ordinary course of business. A contingent liability will be recognized in the consolidated financial statements only where we believe that a liability will be probable and for which the amounts are reasonably estimable, based upon the facts known prior to the issuance of the financial statements.

Himalaya Shipping Ltd.
Condensed Notes to the Unaudited Consolidated Financial Statements
Note 16 - Related Party Transactions

Drew and Magni Partners (Bermuda) Ltd.(“Magni”)

Drew is considered a related party due to its significant ownership in the Company and Magni is considered a related party as a result of being an affiliate of Drew. As of June 30, 2025, Drew holds 29.0% of the Company’s outstanding common shares.

The Company has a $10.0 million revolving credit facility with Drew. The facility includes a commitment fee of 1% per annum on any undrawn amount from January 1, 2025 to the end of the availability period. The facility is available to drawdown until December 31, 2025 with the latest repayment date of December 31, 2026, and charges interest at the Term Secured Overnight Financing Rate (“SOFR”) plus a 6.5% margin per annum.

In the six months ended June 30, 2025, the Company drew down $6.0 million from the revolving credit facility which was fully repaid in March 2025. Commitment fees of $0.02 million and $0.04 million were recognized in the three and six months ended June 30, 2025, respectively. Interest expense of nil and $0.1 million were recognized in the three and six months ended June 30, 2025, respectively.

As of June 30, 2025, the Company has $0.02 million of commitment fee payable to Drew presented under “Trade payables” in the unaudited consolidated balance sheet. The Company has $10.0 million available to draw down from this facility.

Corporate support agreement

The Company entered into a corporate support agreement with Magni. As Magni indirectly held a controlling interest at the time the Corporate Support Agreement was entered into, the Company has treated the Corporate Support Agreement as a related party agreement.

2020 Bulkers Management

In February 2023, the Company signed an agreement with 2020 Bulkers Management, replacing a similar management agreement entered into in October 2021. Pursuant to the management agreement, 2020 Bulkers Management provides us with certain operational, commercial and management services. The Company shall pay 2020 Bulkers Management a management fee subject to annual estimates and calculated, based on, among other things, expected activity level of the Company and the expected scope of services to be provided by 2020 Bulkers Management in relation to the Company in the year, and payable quarterly, in four equal tranches. Such management fee shall equal certain costs, based on the sum of (i) the direct payroll costs allocated to the performance of the services under the management agreement, marked-up by a margin of 13%, and (ii) certain shared costs corresponding to infrastructure costs in such year related to the performance of such services. The management fee will be adjusted annually to account for the difference between estimated and actual costs incurred in such year. The management agreement has an indefinite term and can be terminated by either party upon one month’s notice.

Following the acquisition of 40% of the issued shares in 2020 Bulkers Management, 2020 Bulkers Management became a related party from August 29, 2024. Management fee from 2020 Bulkers Management of $0.3 million and $0.8 million was recognized in the three and six months ended June 30, 2025, respectively.

As of June 30, 2025 and December 31, 2024, the Company had $0.3 million payable to 2020 Bulkers Management presented under “Trade payables” in the Unaudited Consolidated Balance Sheets.

Himalaya Shipping Ltd.
Condensed Notes to the Unaudited Consolidated Financial Statements
Note 17 - Equity

The authorized share capital of the Company as of June 30, 2025 and December 31, 2024 is $140,010,000 represented by 140,010,000 authorized common shares of par value $1.00 each.

In March 2025, the Company issued 2,650,000 common shares of par value $1.00 each, in a private placement at a price of $5.73 per share, with the net proceeds from the private placement to be used for general corporate purposes.

In April 2025, the Board approved a grant of 200,000 share options to key human resources. The share options granted have a five-year term and cliff vest three years from the grant date. The exercise price is $7.50 per share and will be reduced by any dividends and cash distributions paid.

The following cash distributions were declared in the six months ended June 30, 2025:

Relevant period	Declaration date	Amount per share (in $)	Payment date
December 2024	January 7, 2025	0.005	February 5, 2025
January 2025	February 10, 2025	0.005	March 5, 2025
February 2025	March 6, 2025	0.005	April 22, 2025
March 2025	April 3, 2025	0.04	May 2, 2025
April 2025	May 7, 2025	0.025	June 3, 2025
May 2025	June 5, 2025	0.03	July 3, 2025

The above cash distributions were made from the Company's Contributed Surplus account.

Note 18 - Subsequent Events

On July 8, 2025, the Board approved a cash distribution for June 2025 of $0.05 per share for shareholders of record as of July 21, 2025.

On August 7, 2025, the Board approved a cash distribution for July 2025 of $0.04 per share for shareholders of record as of August 19, 2025.